May 16, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:          argenx SE

Acceleration Request for Registration Statement on Form F-1

File No. 333-217417

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), argenx SE (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 17, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Michael H. Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael H. Bison, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Michael H. Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

ARGENX SE

/s/ Tim Van Hauwermeiren
Tim Van Hauwermeiren
Chief Executive Officer

cc:        Eric Castaldi, Chief Financial Officer, argenx SE

Michael H. Bison, Goodwin Procter LLP

Edwin O’ Connor, Goodwin Procter LLP